UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Radyne Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

750611402

(CUSIP Number)

Michael R. Murphy

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

Telephone Number:  (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 13, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 750611402

1.	Names of Reporting Persons Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 779,855

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 779,855

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 779,855

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.1%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 750611402

1.	Names of Reporting Persons Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 913,506

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 913,506

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 913,506

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 750611402

1.	Names of Reporting Persons Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 913,506

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 913,506

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 913,506

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 750611402

1.	Names of Reporting Persons Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 913,506

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 913,506

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 913,506

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.9%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 8 to Schedule 13D (“Amendment No. 7”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Radyne Corporation, a Delaware corporation (the “Company”), which has its principal executive offices at 3138 East Elwood Street, Phoenix, Arizona 85034.  This Amendment No. 8 amends and supplements, as set forth below, the information contained in Items 1, 3, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on July 26, 2007, as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons with respect to the Company on September 12, 2007, Amendment No. 2 to Schedule 13D filed by the Reporting Persons with respect to the Company on November 7, 2007, Amendment No. 3 to Schedule 13D filed by the Reporting Persons with respect to the Company on November 16, 2007, Amendment No. 4 to Schedule 13D filed by the Reporting Persons with respect to the Company on December 17, 2007, Amendment No. 5 to Schedule 13D filed by the Reporting Persons with respect to the Company on February 13, 2008, Amendment No. 6 to Schedule 13D filed by the Reporting Persons with respect to the Company on June 5, 2008 and Amendment No. 8 to Schedule 13D filed by the Reporting Persons with respect to the Company on June 11, 2008 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 8, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 8.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to read in its entirety as follows:

The total purchase price for the 913,506 shares of Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy as of June 16, 2008 was approximately $9,111,716, and the total purchase price for the 779,855 shares of Common Stock beneficially owned by Discovery Equity Partners was approximately $7,771,740.  The source of such funds was the assets of Discovery Equity Partners and another private investment partnership (collectively, the “Partnerships”) over which Discovery Group exercises discretionary investment management authority, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Partnerships with a broker on customary terms and conditions.  None of the shares of Common Stock beneficially owned by the Reporting Persons currently serves as collateral for any such margin loans.  The Partnerships are the legal owner of all of the Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 18,808,528 shares of Common Stock reported outstanding as of May 1, 2008 in the Company’s most recent amendment to its Annual Report on Form 10-K/A, for the period ended December 31, 2007.

Discovery Equity Partners beneficially owns 799,855 shares of Common Stock as of June 16, 2008, which represents approximately 4.1% of the outstanding Common Stock.

Discovery Group beneficially owns 913,506 shares of Common Stock as of June 16, 2008, which represents approximately 4.9% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 913,506 shares of Common Stock as of June 16, 2008, which represents approximately 4.9% of the outstanding Common Stock.

Mr. Murphy beneficially owns 913,506 shares of Common Stock as of June 16, 2008, which represents approximately 4.9% of the outstanding Common Stock.

Discovery Group is the sole general partner of Discovery Equity Partners and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships, while Discovery Equity Partners shares beneficial ownership with Discovery Group and Messrs. Donoghue and Murphy of only the shares of Common Stock owned by it.

Transactions in the Common Stock effected by the Reporting Persons since the date of the most recent filing on Schedule 13D are set forth on Exhibit 1 hereto.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock on June 16, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreements of the Reporting Persons with respect to the Schedule 13D that were included as exhibits thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 8 included as Exhibit 2 to this Amendment No. 8, and the Powers of Attorney granted by Messrs. Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 3 and Exhibit 4, respectively, to this Amendment No. 8.

Item 7.	Material to be Filed as Exhibits
	Exhibit 1:	Transactions of Reporting Persons in the Common Stock since the date of the most recent filing on Schedule 13D.
	Exhibit 2:	Joint Filing Agreement dated as of June 17, 2008, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.
	Exhibit 3:	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.
	Exhibit 4:	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 17, 2008
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.

Michael R. Murphy*
Signature

Michael R. Murphy, Managing Member
Name/Title

Daniel J. Donoghue*
Signature

Daniel J. Donoghue
Name/Title

Michael R. Murphy*
Signature

Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley
Attorney-in-Fact for Daniel J. Donoghue
Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	Transactions of Reporting Persons in the Common Stock since the date of the most recent filing on Schedule 13D.

Exhibit 2	Joint Filing Agreement dated as of June 17, 2008, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 3	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 4	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.